UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amendment No. 1

Parke Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

700885106

(Cusip Number)

Geoffrey R. Morgan

Croke Fairchild Duarte & Beres LLC

180 N. LaSalle Street, Suite 3400

Chicago, IL 60601

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Jacob Shemer
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 0
	8	Shared Voting Power: 609,567
	9	Sole Dispositive Power: 0
	10	Shared Dispositive Power: 609,567

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 609,567
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 5.09%
14	Type of Reporting Person (See Instructions): IN

1 Based on 11,958,321 shares of Common Stock outstanding as of March 11, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2024.

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Alphabeta AI Multi Strategy, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 3,753
	8	Shared Voting Power: —
	9	Sole Dispositive Power: 3,753
	10	Shared Dispositive Power: —

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,753
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): Less than 1%
14	Type of Reporting Person (See Instructions): PN

2 Based on 11,958,321 shares of Common Stock outstanding as of March 11, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2024.

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): Ron Shemer
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel and United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 8,400
	8	Shared Voting Power: 609,567
	9	Sole Dispositive Power: 8,400
	10	Shared Dispositive Power: 609,567

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 617,967
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 5.17%[3]
14	Type of Reporting Person (See Instructions): IN

3 Based on 11,958,321 shares of Common Stock outstanding as of March 11, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2024.

SCHEDULE 13D

CUSIP No. 700885106

1	Name of Reporting Person: I.R.S. Identification Nos. of Above Person (entities only): PRS Master – Investment Management RPS 2014 LP
2	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3	SEC Use Only:
4	Source of Funds (See Instruction): WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6	Citizenship or Place of Organization: Israel

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 605,814
	8	Shared Voting Power:
	9	Sole Dispositive Power: 605,814
	10	Shared Dispositive Power:

11	Aggregate Amount Beneficially Owned by Each Reporting Person: 605,814
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11): 5.07%[3]
14	Type of Reporting Person (See Instructions): PN

3 Based on 11,958,321 shares of Common Stock outstanding as of March 11, 2024, as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2024.

SCHEDULE 13D

Item 1. Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the Class A Common Stock (the “Common Stock”) of Parke Bancorp., a New Jersey corporation (the “Issuer” or “Registrant”). The address of the principal executive offices of the Issuer is 601 Delsea Drive, Washington Township, New Jersey 08080, and its telephone number is 856-256-2500.

Item 2. Identity and Background.

(a)	This Schedule 13D is being filed by the following persons (each, a “Reporting Person”):

i. Alphabeta AI Multi Strategy, LP (“Alphabeta AI”)

ii. RPS Master Investment Management RPS 2014 LP (“RPS Master”)

iii. Ron Shemer (“R. Shemer”)

iv. Jacob Shemer (“J. Shemer”)

(b)	The principal business address each of the Reporting Persons is 5 Arie Disenchik St., Tel Aviv, Israel, Zip Code 6935640

(c)	Alphabeta Ai is a Limited Partnership specializing in quantitative investment strategies. RPS Master is a Limited Partnership using quantitative and fundamental investment strategies. R. Shemer is the Chairman of the General Partners of the Reporting Persons.

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(d)	The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	R. Shemer is a citizen of Israel and the United States.

(g)	J. Shemer is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration.

Alphabeta Ai and RPS Master used working capital and R. Shemer used personal funds to make the purchases of Common Stock listed on Schedule I hereto.

Item 4. Purpose of Transaction.

The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor’s need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company’s policies, including its insider trading policy, as applicable.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interests in Securities of the Issuer

(a,b) For information regarding beneficial ownership, see the information presented on the cover page of this Schedule 13D.

(c) Schedule I sets forth the transactions in the Common Stock effected by the Reporting Persons during the past 60 days.

(d) Not applicable

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Exhibits

Exhibit Number	Description
1	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2024

Alphabeta Ai Multi Strategy, LP

By:	Alpha Beta Hedge Funds Ltd.
Its:	General Partner

By:	/s/ Ron Shemer
Name:	Ron Shemer
Title:	Chairman

RPS Master – Investment Management RPS 2014 LP

By:	RPS Hedge Ltd.
Its:	General Partner

By:	/s/ Ron Shemer
Name:	Ron Shemer
Title:	Chairman

Ron Shemer

/s/ Ron Shemer

Jacob Shemer

/s/ Jacob Shemer

SCHEDULE I

The following table lists all transactions completed by the Reporting Person in the Common Stock since January 10, 2024, which were all completed through open market purchases.

RPS Master – Investment Management RPS 2014 LP

Date	Shares bought	Price
March 20, 2024	420	16.49476
March 19, 2024	1641	16.54375
March 18, 2024	2600	16.5954
March 15, 2024	100	16.78
March 14, 2024	3300	16.59359
March 13, 2024	98	16.69
March 6, 2024	700	16.2907
March 4, 2024	1600	16.21826
February 29, 2024	4317	17.18158
February 28, 2024	5300	16.89073208
February 27, 2024	3000	16.79698
February 26, 2024	6600	16.47959
February 16, 2024	100	17.22
February 13, 2024	1500	16.27776
February 9, 2024	500	17.001
February 7, 2024	100	17.14
February 6, 2024	900	17.34488333
February 5, 2024	2300	17.66434783
February 2, 2024	100	18.5
February 1, 2024	2600	17.67750385
January 25, 2024	200	18.91
January 23, 2024	100	18.87
January 17, 2024	1334	17.4821
January 16, 2024	1000	17.884
January 12, 2024	2302	18.04596004
January 11, 2024	2843	18.21884277
January 10, 2024	1100	18.64152727
TOTAL	46655	—